Filed by Alternative Credit Income Fund pursuant to
Rule 425 under the Securities Act of 1933
Subject Company: Alternative Credit Income Fund Commission
File No.: 811-23016
File No. of Related Registration Statement: 333-294601

MEETING ADJOURNED
WE URGENTLY NEED YOUR VOTE

ALTERNATIVE
CREDIT INCOME FUND

Dear Fellow Shareholder:

We previously distributed proxy material for the Special Shareholder Meeting (the "Special Meeting") of Alternative Credit Income Fund ("RCIIX"), which will be held virtually at www.virtualshareholdermeeting.com/RCIXX2026SM. In an effort to continue to solicit votes, the Special Meeting has been adjourned to September 3, 2026 at 12:30pm ET. The following information provides the proposals to be presented at the Special Meeting and requests your important vote. **Your vote for the Special Meeting is extremely important.**

1. To approve a combination of Alternative Credit Income Fund, a Delaware statutory trust ("ACIF"), and BC Partners Lending Corporation, a Maryland corporation ("BCPL"), in which BCPL Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of BCPL ("Merger Sub"), will merge with and into ACIF (the "Merger"), with ACIF continuing as the surviving company and as a wholly owned subsidiary of BCPL, pursuant to the Agreement and Plan of Merger, dated as of February 24, 2026, by and among ACIF, BCPL, Merger Sub and, for the limited purposes set forth therein, Sierra Crest Investment Management LLC, a Delaware limited liability company, and BC Partners Advisors L.P., a Delaware limited partnership, as more particularly described in the accompanying Proxy Statement/Prospectus.

2. To approve one or more adjournments of the Special Meeting if necessary to solicit additional proxies in favor of Proposal 1 if there are insufficient votes at the time of the Special Meeting to approve Proposal 1.

The Board of Trustees recommends that you vote in favor of the proposals, which we believe will provide financial and strategic benefits to our shareholders.

We believe that, among other things, the Merger would provide several immediate and long-term benefits to shareholders, including, but not limited to: integration into a known portfolio, product and operating expense efficiencies through a larger pool of assets, continuity of the management team, increased operating return on equity, increased dividend yield, elimination of class specific shareholder servicing and distribution fees, and a **one-time option to redeem shares for up to 15% of ACIF's net asset value prior to the closing of the transaction.**

Voting today will help us reduce potential costs and avoid the need for our proxy solicitor, Broadridge, to initiate further calls or mailings.

Thank you for your continued support of Alternative Credit Income Fund.

FOUR WAYS TO VOTE

QUESTIONS?
Call: (866) 530-1438

ONLINE

WWW.PROXYVOTE.COM
Please have your proxy card in hand when accessing the website. There are easy-to-follow directions to help you complete the electronic voting instruction form.

PHONE

WITHOUT A PROXY CARD
Call (866) 530-1438 Monday to Friday, 9:00 a.m. to 10:00 p.m. ET to speak with a proxy specialist.

WITH A PROXY CARD
Call 1-800-690-6903 with a touch-tone phone to vote using an automated system.

QR CODE

WITH A SMARTPHONE
Vote by scanning the Quick Response Code or "QR Code" on the Proxy Card/VIF enclosed.

MAIL

VOTE PROCESSING
Mark, sign and date your ballot and return it in the postage-paid envelope provided.

R48163 -LTR